FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
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Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2003

Commission File Number 000-28522

ASE Test Limited
(Exact name of Registrant as specified in its charter)
______________

10 West Fifth Street
Nantze Export Processing Zone
Kaoshiung, Taiwan
Republic of China
(Address of principal executive offices)
______________

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F |X|	FORM 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

YES |_|	NO |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Not Applicable

INCORPORATION BY REFERENCE

This Form 6-K is deemed incorporated by reference to the registrant’s registration statement on Form F-3 (Registration Number 333-12150), as declared effective by the Commission on July 13, 2000, and the related prospectus filed pursuant to Rule 424(b)(3) on July 20, 2000.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 10, 2003	ASE TEST LIMITED By: /s/ Richard Wei Name: Richard Wei Title: Chief Financial Officer

ASE TEST LIMITED	January 10, 2003
FOR IMMEDIATE RELEASE

Richard C. Wei, Chief Financial Officer
Asia Tel.	+886-2-8780-5489	email:	richard_wei@aseglobal.com
US Tel.	(510) 687-2531

ASE TEST LIMITED ANNOUNCES DECEMBER 2002 REVENUES

TAIPEI, TAIWAN, R.O.C., JANUARY 10, 2003 – ASE Test Limited (Nasdaq: ASTSF) today announces that its unaudited consolidated December 2002 net revenues were US$24.5 million. Compared to prior periods, the December figure represented growth of 14% year-over-year and a decrease of 4% sequentially.

CONSOLIDATED MONTHLY NET REVENUES (UNAUDITED)

(US$000)	December 2001	November 2002	December 2002	YoY Change	Sequential Change
Net Revenues	21,467	25,378	24,458	14%	-4%

HISTORICAL CONSOLIDATED MONTHLY NET REVENUES (UNAUDITED)